Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2020 and 2019

Rogers Communications Inc.	1	Third Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019

Revenue	4	3,665	3,754	10,236	11,121

Operating expenses:
Operating costs	5	2,027	2,042	5,969	6,439
Depreciation and amortization		663	627	1,952	1,850
Restructuring, acquisition and other	6	49	42	112	101
Finance costs	7	219	215	653	610
Other expense (income)	8	6	16	(1)	2

Income before income tax expense		701	812	1,551	2,119
Income tax expense		189	219	408	544

Net income for the period		512	593	1,143	1,575

Earnings per share:
Basic	9	$1.01	$1.16	$2.26	$3.07
Diluted	9	$1.01	$1.14	$2.23	$3.05
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Net income for the period	512	593	1,143	1,575

Other comprehensive (loss) income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	163	202	(142)	638
Related income tax (expense) recovery	(22)	(27)	18	(87)

Equity investments measured at FVTOCI	141	175	(124)	551

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(681)	653	806	319
Reclassification to net income of loss (gain) on debt derivatives	265	(114)	(270)	262
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(5)	(17)	(41)	(51)
Reclassification to net income for accrued interest	(11)	(11)	(40)	(35)
Related income tax recovery (expense)	98	(102)	(96)	(62)

Cash flow hedging derivative instruments	(334)	409	359	433

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(3)	1	—	(5)

Other comprehensive (loss) income for the period	(196)	585	235	979

Comprehensive income for the period	316	1,178	1,378	2,554
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2020	2019

Assets
Current assets:
Cash and cash equivalents		2,248	494
Accounts receivable		1,804	2,304
Inventories		460	460
Current portion of contract assets		736	1,234
Other current assets		1,144	524
Current portion of derivative instruments	10	64	101
Total current assets		6,456	5,117

Property, plant and equipment		13,940	13,934
Intangible assets		8,891	8,905
Investments	11	2,711	2,830
Derivative instruments	10	2,143	1,478
Contract assets		140	557
Other long-term assets		789	275
Goodwill		3,940	3,923

Total assets		39,010	37,019

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	12	982	2,238
Accounts payable and accrued liabilities		2,494	3,033
Income tax payable		374	48
Other current liabilities		115	141
Contract liabilities		302	224
Current portion of long-term debt	13	1,450	—
Current portion of lease liabilities	14	268	230
Current portion of derivative instruments	10	33	50
Total current liabilities		6,018	5,964

Provisions		37	36
Long-term debt	13	17,297	15,967
Derivative instruments	10	37	90
Lease liabilities	14	1,560	1,495
Other long-term liabilities		660	614
Deferred tax liabilities		3,365	3,437
Total liabilities		28,974	27,603

Shareholders' equity	15	10,036	9,416

Total liabilities and shareholders' equity		39,010	37,019

Subsequent event	15
Contingent liabilities	18
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the period	—	—	—	—	1,143	—	—	—	1,143

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(124)	—	—	(124)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	359	—	359
Total other comprehensive income (loss)	—	—	—	—	—	(124)	359	—	235
Comprehensive income for the period	—	—	—	—	1,143	(124)	359	—	1,378

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	4	(4)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(758)	—	—	—	(758)
Total transactions with shareholders	—	—	—	—	(758)	—	—	—	(758)

Balances, September 30, 2020	71	111,154	397	393,771	7,808	1,137	622	1	10,036

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2019	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the period	—	—	—	—	1,575	—	—	—	1,575

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	551	—	—	551
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	433	—	433
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss)	—	—	—	—	—	551	433	(5)	979
Comprehensive income for the period	—	—	—	—	1,575	551	433	(5)	2,554

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	16	(16)	—	—	—

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	—	—	(4)	(4,273)	(294)	—	—	—	(298)
Dividends declared	—	—	—	—	(769)	—	—	—	(769)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	(4)	(4,272)	(1,063)	—	—	—	(1,067)

Balances, September 30, 2019	71	111,154	402	399,385	7,687	1,171	308	4	9,643
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Operating activities:
Net income for the period		512	593	1,143	1,575
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		663	627	1,952	1,850
Program rights amortization		16	17	54	58
Finance costs	7	219	215	653	610
Income tax expense		189	219	408	544
Post-employment benefits contributions, net of expense		42	33	(26)	(82)
Net change in contract asset balances		363	(26)	1,079	(55)
Net change in financing receivable balances	4	(521)	(24)	(1,071)	(24)
Other		(8)	17	68	77
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,475	1,671	4,260	4,553
Change in non-cash operating working capital items	19	(198)	(45)	(29)	(267)
Cash provided by operating activities before income taxes paid and interest paid		1,277	1,626	4,231	4,286
Income taxes paid		(75)	(99)	(243)	(345)
Interest paid		(216)	(222)	(614)	(581)

Cash provided by operating activities		986	1,305	3,374	3,360

Investing activities:
Capital expenditures		(504)	(657)	(1,656)	(2,016)
Additions to program rights		(23)	(15)	(45)	(29)
Changes in non-cash working capital related to capital expenditures and intangible assets		20	(63)	(134)	(144)
Acquisitions and other strategic transactions, net of cash acquired		(8)	—	(8)	(1,731)
Other		(32)	11	(60)	1

Cash used in investing activities		(547)	(724)	(1,903)	(3,919)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	12	325	(311)	(1,402)	(523)
Net issuance of long-term debt	13	—	—	2,540	2,276
Net (payments) proceeds on settlement of debt derivatives and forward contracts	10	—	(22)	80	(126)
Principal payments of lease liabilities	14	(57)	(45)	(155)	(124)
Transaction costs incurred	13	(1)	—	(22)	(33)
Repurchase of Class B Non-Voting Shares	15	—	(89)	—	(294)
Dividends paid		(253)	(256)	(758)	(760)

Cash provided by (used in) financing activities		14	(723)	283	416

Change in cash and cash equivalents		453	(142)	1,754	(143)
Cash and cash equivalents, beginning of period		1,795	404	494	405

Cash and cash equivalents, end of period		2,248	262	2,248	262
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2020, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2019 (2019 financial statements). The COVID-19 pandemic has significantly affected our operating results this year in addition to the typical seasonal fluctuations in our business. Most notably in our Media business, major professional sports leagues postponed and contracted their seasons between March and July, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized during the three months ended September 30, 2020 instead of earlier, as is typical.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 (third quarter 2020 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2019 financial statements with the exception of new accounting policies that were adopted on January 1, 2020 as described in note 2. These third quarter 2020 interim financial statements were approved by RCI's Board of Directors (the Board) on October 21, 2020.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2020 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2019 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2020 interim financial statements should be read in conjunction with the 2019 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Estimation Uncertainty
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments and the impact on our business. Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and

Rogers Communications Inc.	7	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

allowance for doubtful accounts and as a result, for the nine months ended September 30, 2020, we have recognized an incremental $90 million in bad debt expense on our accounts receivable, financing receivables, and contract assets based on changing economic conditions.

New Accounting Pronouncements Adopted in 2020
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2020. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

•
Amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), and IFRS 7, Financial Instruments: Disclosures (IFRS 7), Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard that will become effective in a future year and is not expected to have an impact on our consolidated financial statements in future periods.

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2019 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended September 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,228	988	489	(40)	3,665

Operating costs	5	1,139	480	400	8	2,027

Adjusted EBITDA		1,089	508	89	(48)	1,638

Depreciation and amortization						663
Restructuring, acquisition and other	6					49
Finance costs	7					219
Other expense	8					6

Income before income taxes						701

Rogers Communications Inc.	8	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three months ended September 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,324	994	483	(47)	3,754

Operating costs	5	1,186	495	353	8	2,042

Adjusted EBITDA		1,138	499	130	(55)	1,712

Depreciation and amortization						627
Restructuring, acquisition and other	6					42
Finance costs	7					215
Other expense	8					16

Income before income taxes						812

Nine months ended September 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,239	2,927	1,197	(127)	10,236

Operating costs	5	3,206	1,512	1,228	23	5,969

Adjusted EBITDA		3,033	1,415	(31)	(150)	4,267

Depreciation and amortization						1,952
Restructuring, acquisition and other	6					112
Finance costs	7					653
Other income	8					(1)

Income before income taxes						1,551

Nine months ended September 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,757	2,967	1,542	(145)	11,121

Operating costs	5	3,476	1,545	1,424	(6)	6,439

Adjusted EBITDA		3,281	1,422	118	(139)	4,682

Depreciation and amortization						1,850
Restructuring, acquisition and other	6					101
Finance costs	7					610
Other expense	8					2

Income before income taxes						2,119

Rogers Communications Inc.	9	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 4: REVENUE

Disaggregation of Revenue

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Wireless
Service revenue	1,652	1,808	4,942	5,368
Equipment revenue	576	516	1,297	1,389

Total Wireless	2,228	2,324	6,239	6,757

Cable
Service revenue	985	989	2,920	2,956
Equipment revenue	3	5	7	11

Total Cable	988	994	2,927	2,967

Total Media	489	483	1,197	1,542

Corporate items and intercompany eliminations	(40)	(47)	(127)	(145)

Total revenue	3,665	3,754	10,236	11,121

Financing Receivables
Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "other current assets" (when they are to be billed and collected within twelve months) and "other long-term assets" on our interim condensed consolidated statements of financial position. Below is a breakdown of the financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Current financing receivables	676	72
Long-term financing receivables	507	40

Total financing receivables	1,183	112

NOTE 5: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Cost of equipment sales	571	537	1,288	1,516
Merchandise for resale	61	58	177	167
Other external purchases	946	949	3,095	3,192
Employee salaries, benefits, and stock-based compensation	449	498	1,409	1,564

Total operating costs	2,027	2,042	5,969	6,439

Rogers Communications Inc.	10	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2020, we incurred $49 million and $112 million (2019 - $42 million and $101 million), respectively, in restructuring, acquisition and other expenses. In 2020, these costs were incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

NOTE 7: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2020	2019	2020	2019

Interest on borrowings [1]		196	194	585	554
Interest on lease liabilities	14	17	15	52	44
Interest on post-employment benefits liability		3	2	10	8
Loss (gain) on foreign exchange		6	20	115	(52)
Change in fair value of derivative instruments		(4)	(19)	(113)	54
Capitalized interest		(5)	(5)	(15)	(14)
Other		6	8	19	16

Total finance costs		219	215	653	610

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Losses from associates and joint ventures	15	25	27	28
Other investment income	(9)	(9)	(28)	(26)

Total other expense (income)	6	16	(1)	2

NOTE 9: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2020	2019	2020	2019

Numerator (basic) - Net income for the period	512	593	1,143	1,575

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	511	505	513
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2	1	1

Weighted average number of shares outstanding - diluted	506	513	506	514

Earnings per share:
Basic	$1.01	$1.16	$2.26	$3.07
Diluted	$1.01	$1.14	$2.23	$3.05

For the three and nine months ended September 30, 2020 and 2019, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2020 was reduced by $3 million and $17 million (2019 - $9 million and $6 million), respectively, in the diluted earnings per share calculation.

Rogers Communications Inc.	11	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

A total of 4,072,853 and 3,895,948 options were out of the money for the three and nine months ended September 30, 2020 (2019 - 1,077,885 and 1,040,170), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, and lease liabilities and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 12). We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid			—			(21)

US commercial paper program
Debt derivatives entered	248	1.319	327	3,116	1.332	4,150
Debt derivatives settled	2	1.326	3	4,091	1.330	5,441
Net cash received			—			101

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.336	561
Debt derivatives settled	—	—	—	420	1.343	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	3,228	1.319	4,257	10,046	1.330	13,361
Debt derivatives settled	3,452	1.326	4,578	10,421	1.330	13,865
Net cash paid			(22)			(18)

As at September 30, 2020, we had nil and US$248 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2019 - nil and US$1,226 million), respectively.

Rogers Communications Inc.	12	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes during the nine months ended September 30, 2020 and 2019.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

[1]	Converting from a fixed or floating US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2020, we had US$9,050 million (December 31, 2019 - US$8,300 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives into which we entered related to our outstanding lease liabilities for the three and nine months ended September 30, 2020. We did not enter or settle any debt derivatives related to our outstanding lease liabilities during the three or nine months ended September 30, 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	—	—	—	90	1.400	126
Debt derivatives settled	14	1.357	19	30	1.333	40

As at September 30, 2020, we had US$130 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from October 2020 to June 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.366/US$ (December 31, 2019 - $1.318/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	180	1.306	235	1,266	1.356	1,717
Expenditure derivatives settled	255	1.298	331	735	1.299	955

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	780	1.322	1,031
Expenditure derivatives settled	240	1.254	301	690	1.251	863

Rogers Communications Inc.	13	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at September 30, 2020, we had US$1,521 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from October 2020 to December 2022 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.347/US$ (December 31, 2019 - $1.300/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

We did not enter into or settle any equity derivatives during the three months ended September 30, 2020 or 2019.

During the nine months ended September 30, 2020, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

During the nine months ended September 30, 2020, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil). During the nine months ended September 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2020 or December 31, 2019 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2020 or 2019.

Rogers Communications Inc.	14	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of our financial instruments carried at fair value as at September 30, 2020 and December 31, 2019.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2020	2019	2020	2019	2020	2019

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,693	1,831	1,693	1,831	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	2,177	1,508	—	—	2,177	1,508
Debt derivatives not accounted for as hedges	5	—	—	—	5	—
Expenditure derivatives accounted for as cash flow hedges	17	16	—	—	17	16
Equity derivatives not accounted for as hedges	8	55	—	—	8	55

Total financial assets	3,900	3,410	1,693	1,831	2,207	1,579

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	27	96	—	—	27	96
Debt derivatives not accounted for as hedges	—	29	—	—	—	29
Expenditure derivatives accounted for as cash flow hedges	40	15	—	—	40	15
Equity derivatives not accounted as cash flow hedges	3	—	—	—	3	—

Total financial liabilities	70	140	—	—	70	140

Below is a summary of the fair value of our long-term debt as at September 30, 2020 and December 31, 2019.

	As at September 30, 2020		As at December 31, 2019
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	18,747	22,310	15,967	18,354

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 11: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Investments in:
Publicly traded companies	1,693	1,831
Private companies	97	107
Investments, measured at FVTOCI	1,790	1,938
Investments, associates and joint ventures	921	892

Total investments	2,711	2,830

Rogers Communications Inc.	15	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at September 30, 2020 and December 31, 2019.

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable securitization program	650	650
US commercial paper program	332	1,588

Total short-term borrowings	982	2,238

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	249	1.313	327	3,116	1.332	4,150
Repayment of US commercial paper	(1)	n/m	(2)	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			325			(1,402)

Net proceeds received on (repayment of) short-term borrowings			325			(1,402)

		Three months ended September 30, 2019			Nine months ended September 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,228	1.319	4,257	10,046	1.330	13,361
Repayment of US commercial paper	(3,461)	1.320	(4,568)	(10,446)	1.329	(13,881)
Net repayment of US commercial paper			(311)			(520)

Proceeds received from credit facilities	—	—	—	420	1.336	561
Repayment of credit facilities	—	—	—	(420)	1.343	(564)
Net repayment of credit facilities			—			(3)

Net repayment of short-term borrowings			(311)			(523)

Accounts Receivable Securitization Program
Below is a summary of our accounts receivable securitization program as at September 30, 2020 and December 31, 2019.

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Trade accounts receivable sold to buyer as security	1,121	1,359
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	471	709

Rogers Communications Inc.	16	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	—	—	—	1,223	1.298	1,588
Net proceeds received from (repayment of) US commercial paper	248	1.310	325	(982)	1.428	(1,402)
Discounts on issuance [1]	—	—	—	7	1.429	10
Loss on foreign exchange [1]			7			136

US commercial paper program, end of period	248	1.339	332	248	1.339	332
1 Included in finance costs.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,023	1.309	1,339	1,178	1.362	1,605
Net repayment of US commercial paper	(233)	1.335	(311)	(400)	1.300	(520)
Discounts on issuance [1]	9	1.111	10	21	1.333	28
Loss (gain) on foreign exchange [1]			20			(55)

US commercial paper program, end of period	799	1.324	1,058	799	1.324	1,058
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	17	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2020	2019

Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2022	US	750	Floating	1,000	—
Senior notes	2023	US	500	3.000%	667	649
Senior notes	2023	US	850	4.100%	1,134	1,104
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	934	909
Senior notes	2026	US	500	2.900%	667	649
Senior notes	2027		1,500	3.650%	1,500	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	267	260
Senior notes	2038	US	350	7.500%	467	455
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	667	649
Senior notes	2043	US	650	5.450%	867	844
Senior notes	2044	US	1,050	5.000%	1,401	1,365
Senior notes	2048	US	750	4.300%	1,000	973
Senior notes	2049	US	1,250	4.350%	1,667	1,624
Senior notes	2049	US	1,000	3.700%	1,334	1,299
					18,922	16,130
Deferred transaction costs and discounts					(175)	(163)
Less current portion					(1,450)	—

Total long-term debt					17,297	15,967

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2020 and December 31, 2019.

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019
Total issuance of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

Rogers Communications Inc.	18	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior notes issuances (Cdn$)			—			1,000
Senior note issuances (US$)	—	—	—	1,250	1.341	1,676
Total issuances of senior notes			—			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			—			2,276

Net issuance of long-term debt			—			2,276

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Long-term debt net of transaction costs, beginning of period	19,008	16,163	15,967	14,290
Net issuance of long-term debt	—	—	2,540	2,276
(Gain) loss on foreign exchange	(264)	113	252	(263)
Deferred transaction costs incurred	(1)	—	(22)	(33)
Amortization of deferred transaction costs	4	3	10	9

Long-term debt net of transaction costs, end of period	18,747	16,279	18,747	16,279

Senior Notes
Issuance of senior notes and related derivatives
In June 2020, we issued US$750 million floating rate senior notes due 2022 at a rate of three-month LIBOR plus 0.60% per annum. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars and convert our floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations on the US$-denominated senior notes to Canadian dollars. We received net proceeds of $2.7 billion from the issuances.

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives during the three or nine months ended September 30, 2020. In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes at maturity.

Rogers Communications Inc.	19	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Lease liabilities, beginning of period	1,845	1,608	1,725	1,545
Net additions	40	89	256	223
Interest on lease liabilities	17	15	52	44
Interest payments on lease liabilities	(17)	(13)	(50)	(34)
Principal payments of lease liabilities	(57)	(45)	(155)	(124)

Lease liabilities, end of period	1,828	1,654	1,828	1,654

NOTE 15: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019.

Date declared	Date paid	Dividend per share (dollars)

January 22, 2020	April 1, 2020	0.50
April 21, 2020	July 2, 2020	0.50
July 21, 2020	October 1, 2020	0.50
		1.50

January 24, 2019	April 1, 2019	0.50
April 18, 2019	July 2, 2019	0.50
June 5, 2019	October 1, 2019	0.50
October 23, 2019	January 2, 2020	0.50
		2.00

On October 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 4, 2021 to shareholders of record on December 10, 2020.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Normal Course Issuer Bid
In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

During the three and nine months ended September 30, 2020, we did not repurchase any Class B Non-Voting Shares. During the three months ended September 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares for $93 million, $4 million of which was paid in October 2019. During the three months ended June 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. During the three months ended March 31, 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

Rogers Communications Inc.	20	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Stock options	(1)	(6)	(11)	(1)
Restricted share units	12	8	28	35
Deferred share units	(2)	(7)	(15)	2
Equity derivative effect, net of interest receipt	4	23	48	15

Total stock-based compensation expense	13	18	50	51

As at September 30, 2020, we had a total liability recognized at its fair value of $168 million (December 31, 2019 - $220 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2020, we paid $18 million and $54 million (2019 - $8 million and $77 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30, 2020		Nine months ended September 30, 2020
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	4,726,634	$62.10	3,154,795	$61.82
Granted	—	—	1,598,590	$62.56
Exercised	—	—	(17,230)	$54.80
Forfeited	—	—	(9,521)	$58.45

Outstanding, end of period	4,726,634	$62.10	4,726,634	$62.10

Exercisable, end of period	1,458,463	$56.70	1,458,463	$56.70

	Three months ended September 30, 2019		Nine months ended September 30, 2019
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,072,767	$61.43	2,719,612	$53.22
Granted	91,310	$65.43	1,131,480	$72.39
Exercised	(32,295)	$45.63	(719,310)	$46.37

Outstanding, end of period	3,131,782	$61.71	3,131,782	$61.71

Exercisable, end of period	1,018,312	$52.37	1,018,312	$52.37

We did not grant any performance stock options during the three and nine months ended September 30, 2020 or 2019.

Unrecognized stock-based compensation expense related to stock option plans was $4 million as at September 30, 2020 (December 31, 2019 - $6 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	21	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2020	2019	2020	2019

Outstanding, beginning of period	2,799,189	2,400,049	2,472,774	2,218,925
Granted and reinvested dividends	43,380	163,850	969,874	942,049
Exercised	(237,620)	(21,069)	(764,031)	(541,551)
Forfeited	(21,897)	(44,481)	(95,565)	(121,074)

Outstanding, end of period	2,583,052	2,498,349	2,583,052	2,498,349

Included in the above table are grants of 5,299 and 213,903 performance RSUs to certain key executives during the three and nine months ended September 30, 2020 (2019 - 15,844 and 170,674), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $52 million as at September 30, 2020 (December 31, 2019 - $56 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2020	2019	2020	2019

Outstanding, beginning of period	1,670,749	1,867,775	1,741,884	2,004,440
Granted and reinvested dividends	18,338	34,193	61,744	93,637
Exercised	(33,530)	(103,711)	(138,594)	(288,058)
Forfeited	—	(1,557)	(9,477)	(13,319)

Outstanding, end of period	1,655,557	1,796,700	1,655,557	1,796,700

Included in the above table are grants of 2,022 and 8,380 performance DSUs to certain key executives during the three and nine months ended September 30, 2020 (2019 - 2,113 and 27,210), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at September 30, 2020 was nil (December 31, 2019 - $1 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 17: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2020 and 2019 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

Rogers Communications Inc.	22	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Printing services	1	1	2	5

NOTE 18: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. The Cable Carriers also filed an appeal to Cabinet and a review and vary application back to the CRTC. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order.

Due to the CRTC's issuance of the Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $195 million, representing the impact on a retroactive basis from March 31, 2016 to September 30, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matter described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	23	Third Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 19: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Accounts receivable	(201)	83	425	54
Inventories	(143)	66	(2)	73
Other current assets	(3)	(25)	(72)	(68)
Accounts payable and accrued liabilities	175	(119)	(341)	(252)
Contract and other liabilities	(26)	(50)	(39)	(74)

Total change in non-cash operating working capital items	(198)	(45)	(29)	(267)

NOTE 20: PROPOSED COGECO TRANSACTION

On September 2, Rogers announced we had entered into an agreement with Altice USA, Inc. (Altice USA) whereby we would purchase the Canadian assets of Cogeco Inc. and Cogeco Communications Inc. (collectively Cogeco) if Altice USA is successful in acquiring Cogeco, as outlined in its bid proposal publicly released on September 2. The Boards of Directors of Cogeco rejected the September 2 offer and Cogeco’s controlling shareholder has indicated it does not support the proposed transaction.

On October 18, Altice USA presented a revised offer to Cogeco. If the offer is accepted by Cogeco, Rogers would acquire Cogeco’s Canadian assets for a gross purchase price of $6 billion, less the value of Rogers’ investment in Cogeco of $2.3 billion (which is inclusive of the bid premium), for net cash consideration of $3.7 billion. If a mutually satisfactory agreement or, at the very least, a clear path forward to completion of a transaction, is not reached by November 18, 2020, Altice USA has stated it will withdraw the revised offer. Cogeco's controlling shareholder and Boards of Directors rejected the revised offer. Subsequently, Altice USA and Rogers jointly reaffirmed that should Cogeco’s controlling shareholder and Boards of Directors wish to engage with subordinate shareholders about the offer, the revised offer remains in effect until November 18, 2020.

Rogers Communications Inc.	24	Third Quarter 2020